UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated September 3, 2013: Globus Maritime Limited Reports Financial Results for the Quarter and Six Months Ended June 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 3, 2013

GLOBUS MARITIME LIMITED

By:	/s/ George Karageorgiou
Name:	George Karageorgiou
Title:	Chief Executive Officer

Exhibit 99.1

Globus Maritime Limited Reports Financial Results for the Quarter and Six Months

 Ended June 30, 2013

Athens, Greece September 3, 2013, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter and six month period ended June 30, 2013.

Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in millions of U.S dollars except for daily rates and per share data)	2013	2012	2013	2012
Net Revenue (1)	5.8	4.9	12.8	14.2
Adjusted EBITDA (2)	2.5	1.7	6.6	7.7
Total comprehensive (loss)/income	(1.1)	(2.4)	0.2	(0.8)
Impairment loss	1.0	-	1.0	-
Total comprehensive (loss)/income adjusted for impairment loss	(0.1)	(2.4)	1.2	(0.8)
Basic loss per share	(0.13)	(0.27)	0.00	(0.10)
Basic (loss)/earnings per share adjusted for impairment loss	(0.03)	(0.27)	0.10	(0.10)
Time charter equivalent rate (TCE)	8,838	7,353	9,712	11,236
Average operating expenses per vessel per day	4,791	4,249	4,333	4,504
Average number of vessels	7.0	7.0	7.0	7.0

(1)

Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2)

Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures;

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of four Supramax, two Panamax and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Weighted Average Age: 6.6 Years at June 30, 2013					452,886

Current Fleet Deployment

The vessels Star Globe and Tiara Globe are currently operating on short term time charters.

During January 2013 “River Globe” entered into a time charter agreement with Global Maritime Trust for a period of a minimum 12 to a maximum 14 months at the charterer’s option at $7,600 per day gross.

The “Sky Globe” is on a T/C with Hyundai Merchant Marine co (HMM) that began in August 2011 and was scheduled to expire in a minimum of 24 (maximum of 26) months from such date, at $12,000 per day gross for the first year and $12,500 per day gross thereafter. The charterers of “Sky Globe” agreed to extend their charter to the maximum redelivery period at a rate of $8,300 per day

The “Jin Star” is on a bareboat charter with Eastern Media International and Far Eastern Silo & Shipping, that began during June 2010, for a period of five years (which can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option), at $14,250 per day gross.

During July 2013 “Moon Globe” entered into a time charter agreement with Noble Resources S.A for a period of a minimum 4 (maximum 7) months at the charterer’s option at $8,500 per day gross plus $0.5 million ballast bonus.

The “Sun Globe” is currently on a T/C with Cosco Qingdao until January 2015 at $16,000 per day gross.

Assuming all charter counterparties fully perform under the terms of the respective charters, and based on the earliest redelivery dates, as of the day of this press release, the Company has secured employment approximately 56% of our fleet days for the rest of 2013 and approximately 29% for 2014.

Employment Profile

Vessel	Charterer	Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Spot	Spot	Spot	Spot
River Globe	Global Maritime Trust	Jan 2014	Time charter	$7,600
Star Globe	Spot	Spot	Spot	Spot
Sky Globe	HMM	Oct 2013	Time charter	$8,300
Jin Star	Eastern Media International - Far Eastern Silo & Shipping	Jan 2015	Bareboat	$14,250
Moon Globe	Noble Resources S.A.	Nov 2013	Time charter	$8,500 plus BB $0.5 million
Sun Globe	Cosco Qingdao Shipping Co	Jan. 2015	Time charter	$16,000

Management Commentary

George Karageorgiou, President, Chief Executive Officer and interim Chief Financial Officer of Globus Maritime Limited, stated: “While the dry bulk market fundamentals continued to be weak, we remained committed towards our fleet deployment strategy, consisting of a mix of long and short-term (Spot) time charters that maximize our revenue capability, and will allow us to maintain a high fleet utilization, without limiting our upside upon a market recovery. As of the date of this press release, we have secured fleet employment of approximately 56% of our fleet days for the rest of 2013 and approximately 29% for 2014.

“During the second quarter of 2013, we began to see signs of moderation in terms of dry bulk fleet growth, which we believe will continue into 2014. While we don’t anticipate this translating into a material increase in the charter rate environment in 2013, we believe 2014 and beyond will provide the most significant opportunity for an already robust demand for dry bulk commodities to outpace overall supply growth. In the current market environment we remain conservative and opportunistic in terms of fleet deployment until charter rates recover. We maintain strong competitive advantages which include a modern fleet, tested management, efficient in-house technical and commercial management.”

Management Discussion and Analysis of the Results of Operations

Second quarter of the year 2013 compared to the Second quarter of the year 2012

Total comprehensive loss for the second quarter of the year 2013 amounted to $1.1 million or $0.13 basic loss per share based on 10,213,475 weighted average number of shares. If adjusted for the $1.0 million impairment loss, total adjusted comprehensive loss for the period becomes $0.1 million or $0.03 basic loss per share. Total comprehensive loss for the Second quarter of the year 2012 was $2.4 million or $0.27 basic loss per share based on 10,141,998 weighted average number of shares.

During the second quarter of 2013 we declared a preferred dividend of $63.46 per share to the holders of our Series A Preferred Shares which was paid during July 2013. There are 2,567 Series A Preferred Shares issued and outstanding as of today.

Revenue

For the three month periods ended June 30, 2013 and 2012 our Revenue was $6.8 million and $7.7 million respectively. The 12% decrease in Revenue was mainly attributed to the lower time charter rates achieved by our vessels on average during the second quarter of the year 2013 compared to the average time charter rates achieved during the same period in 2012 and despite the 4% increase in operating days, from 570 during the second quarter of 2012 to 593 during the second quarter of 2013.

Voyage expenses

Voyage expenses during the second quarter of 2013 reached $1.0 million as opposed to $2.8 million during the second quarter of 2012 corresponding to a decrease of 64%. Voyage expenses for the second quarter of 2012, included a one-time write-down of receivables of $1.5 million. Excluding the aforementioned one time charge, voyage expenses for the second quarter of 2012 were $1.3 million corresponding to a decrease of 23% compared to the respective period in 2013.

Time charter equivalent rate

Time charter equivalent rate (TCE) for the second quarter of 2013 was $8,838 per vessel per day as opposed to $7,353 per vessel per day for the second quarter of 2012, corresponding to an increase of 20%. Net revenue for the second quarter of 2012 included a one-time write-down of receivables of approximately $1.7 million ($0.2 million deducted from Revenue and $1.5 million included in Voyage Expenses). Excluding the one-time charges, TCE for the second quarter of 2012 was $10,696 per vessel per day which compared to the TCE achieved during the second quarter of 2013, corresponds to a decrease of 17%.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, increased by $0.3 million or 13% to $2.6 million during the three month period ended June 30, 2013 compared to $2.3 million during the three month period ended June 30, 2012. It is important to note that longer periods of time are more accurate in basing conclusions on, rather than on a quarter over quarter basis. The breakdown of our operating expenses for the second quarter of the years 2013 and 2012 was as follows:

	2013	2012
Crew expenses	49%	55%
Repairs and spares	22%	16%
Insurance	9%	9%
Stores	11%	10%
Lubricants	7%	8%
Other	2%	3%

Average daily operating expenses during the three month periods ended June 30, 2013 and 2012 were $4,791 per day and $4,249 per day respectively.

Depreciation

Depreciation decreased by $1.5 million to $1.4 million during the three month period ended June 30, 2013 from $2.9 million during the respective period in 2012. The decrease in depreciation is attributed to the lower depreciable book value of the vessels resulting after the impairment charge of $80.2 million recognized during December 2012.

Amortization of fair value of time charter attached to vessels

Amortization of fair value of time charter attached to vessels during the three month periods ended June 30, 2013 and 2012 were $0.4 and $0.5 million respectively. Amortization refers to the fair value of above market time charters attached to the vessels m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters.

Impairment loss

During the second quarter of 2013 we recognized an impairment loss of $1.0 million with reference to the vessel Tiara Globe. During December 2012 the Company decided that the vessel Tiara Globe met the criteria to be classified as non-current asset held for sale and was subsequently measured at the lower of its carrying amount and its fair value less cost to sell. During the second quarter of 2013, Tiara Globe had its Special Survey which increased its carrying amount by $0.8 million while its fair value less cost to sell as of June 30, 2013 compared to its value as of March 31, 2013, decreased by $0.2 million.

Interest expense and finance costs

Interest expense and other finance costs increased by $0.1 million, or 13%, to $0.9 million during the second quarter of the year 2013, compared to $0.8 million during the second quarter of the year 2012. The increase is mainly attributed to the increase in our weighted average interest rate to 2.54% during the second quarter of the year 2013 from 2.13% during the second quarter of the year 2012 resulting by an increase in the margin over LIBOR in one of our debt facilities effected as of December 28, 2012.

Liquidity and capital resources

Net cash generated from operating activities for the three month periods ended June 30, 2013 and 2012 was $3.2 million and $2.7 million, respectively.

Net cash used in financing activities during the three month period ended June 30, 2013 amounted to $9.8 million and consisted of $8.8 million of debt repayment and $1.0 million of interest and other finance costs paid. Net cash used in financing activities  during the three month period ended June 30, 2012 amounted to $3.4 million and consisted of $1.4 million of debt repayment, $1.1 million of dividends paid and $0.9 million of interest and other finance costs paid.

First half of the year 2013 compared to the first half of the year 2012

Total comprehensive income for the first half of the year 2013 amounted to $0.2 million or approximately $nil basic earnings per share based on 10,210,994 weighted average number of shares. If adjusted for the $1.0 million impairment loss recognized during June 2013, total adjusted comprehensive income for the period becomes $1.2 million or $0.10 basic earnings per share. Total comprehensive loss for the first half of the year 2012 was $0.8 million or $0.10 basic loss per share based on 10,129,799 weighted average numbers of shares.

Revenue

For the six month periods ended June 30, 2013 and 2012 our Revenue was $14.3 million and $17.1 million respectively. The 16% decrease in Revenue was mainly attributed to the lower time charter rates achieved by our vessels on average during the first half of the year 2013 compared to the average time charter rates achieved during the same period in 2012.

Voyage expenses

Voyage expenses during the first half of 2013 reached $1.5 million as opposed to $2.9 million during the first half of 2012 corresponding to a decrease of 48%. Voyage expenses for the first half of 2012, included a one-time write-down of receivables of approximately $1.5 million. Excluding the aforementioned one time charge, voyage expenses for the first half of 2012 become $1.4 million which compared to the voyage expenses recognized during the respective period in 2013 corresponds to an increase of 7% mainly attributable to the cost of bunkers consumed during the period that our vessels travelled seeking for employment.

Time charter equivalent rate

Time charter equivalent rate (TCE) for the first half of 2013 was $9,712 per vessel per day as opposed to $11,236 per vessel per day corresponding to a decrease of 14%. Net revenue for the first half of 2012 included a one-time write-down of receivables of approximately $1.7 million ($0.2 million deducted from Revenue and $1.5 million included in Voyage Expenses). Excluding the one-time charges, TCE for the first half of 2012 becomes $12,827 per vessel per day which, compared to the TCE achieved during the respective period in 2013, corresponds to a decrease of 24%.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.2 million or 4% to $4.7 million during the six month period ended June 30, 2013 compared to $4.9 million during the six month period ended June 30, 2012 due to our continued efforts in cutting our operational costs. The breakdown of our operating expenses for the first half of the years 2013 and 2012 was as follows:

	2013	2012
Crew expenses	53%	52%
Repairs and spares	18%	19%
Insurance	10%	9%
Stores	8%	10%
Lubricants	8%	7%
Other	2%	3%

Average daily operating expenses during the six month periods ended June 30, 2013 and 2012 were $4,333 per day and $4,504 per day respectively.

Depreciation

Depreciation decreased by $3.1 million to $2.8 million during the six month period ended June 30, 2013 from $5.9 million during the respective period in 2012. The decrease in depreciation is attributed to the lower depreciable book value of the vessels resulting after the impairment charge of $80.2 million recognized during December 2012.

Amortization of fair value of time charter attached to vessels

Amortization of fair value of time charter attached to vessels during both six month periods ended June 30, 2013 and 2012 was $0.9 million. Amortization refers to the fair value of above market time charters attached to the vessels m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters.

Interest expense and finance costs

Interest expense and other finance costs increased by $0.2 million, or 12%, to $1.9 million during the first half of the year 2013, compared to $1.7 million during the first half of the year 2012. The increase is mainly attributed to the increase in our weighted average interest rate to 2.56% during the first half of the year 2013 from 2.16% during the respective period in 2012 resulting by an increase in the margin over LIBOR in one of our debt facilities effected as of December 28, 2012.

Gain on derivative financial instruments

The valuation of our two interest rate swaps at the end of each reporting period is affected by the prevailing interest rates at that time. On June 30, 2011, the two interest rate swap agreements (for $25 million in total, or ~26% of our total debt outstanding of $95.7 million) were recorded at fair market value, which is the amount that would be paid by us or to us should those instruments be terminated. Non-cash unrealized gain of $0.5 million was recorded for first half of the year 2013, compared to non-cash unrealized gain of $0.3 million for the respective period last year, a result of the change in the fair market value of the interest rate swaps.

Liquidity and capital resources

Net cash generated from operating activities for both six month periods ended June 30, 2013 and 2012 was $6.5 million.

Net cash used in financing activities during the six month period ended June 30, 2013 amounted to $12.0 million and consisted of $10.2 million of debt repayment, and $1.8 million of interest and other finance costs paid. Net cash used in financing activities  during the six month period ended June 30, 2012 amounted to $7.1 million and consisted of $2.7 million of debt repayment, $2.7 million of dividends paid and $1.7 million of interest and other finance costs paid.

As of June 30, 2013, our cash and bank balances and bank deposits were $6.1 million and our outstanding debt was $95.7 million gross of unamortized debt discount.

Major vessel repairs

The vessel “Tiara Globe” had its special survey during the second quarter of the year 2013 and we anticipate that one of our vessels will be drydocked during the second half of the year 2013. We budget 20 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

Conference Call and Webcast

The Company’s management team will host a conference call and simultaneous internet webcast to discuss these results tomorrow, Wednesday, September 4, 2013, at 9:30 a.m., Eastern Daylight Time.

Conference Call Details:

Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK), 00800-4413-1378 (from Greece), or +44 (0) 1452-542-301 (all other callers). Please quote “Globus Maritime.”

A replay of the conference call will also be available until September 9, 2013 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079# In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(in thousands of U.S. dollars, except per share data)	(Unaudited)		(Unaudited)
Statement of comprehensive income data:
Revenue	6,849	7,660	14,256	17,118
Voyage expenses	(1,022)	(2,765)	(1,498)	(2,914)
Net Revenue (1)	5,827	4,895	12,758	14,204
Vessel operating expenses	(2,616)	(2,320)	(4,706)	(4,918)
Depreciation	(1,404)	(2,928)	(2,809)	(5,855)
Depreciation of dry docking costs	(115)	(161)	(246)	(318)
Amortization of fair value of time charter attached to vessels	(436)	(454)	(885)	(906)
Administrative expenses	(514)	(452)	(952)	(927)
Administrative expenses payable to related parties	(134)	(150)	(352)	(293)
Share-based payments	(61)	(89)	(122)	(359)
Impairment loss	(1,031)	-	(1,031)	-
Other expenses	(13)	(171)	(37)	(36)
Operating (loss)/profit before financing activities	(497)	(1,830)	1,618	592
Interest income from bank balances & deposits	15	12	28	30
Interest expense and finance costs	(935)	(843)	(1,893)	(1,715)
Gain on derivative financial instruments	265	256	454	300
Foreign exchange gains/(losses), net	19	(16)	(20)	29
Total finance costs, net	(636)	(591)	(1,431)	(1,356)
Total comprehensive (loss)/income for the period	(1,133)	(2,421)	187	(764)

Basic loss per share for the period	(0.13)	(0.27)	0.00	(0.10)
Adjusted EBITDA (2)	2,489	1,713	6,589	7,671

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income to Adjusted EBITDA for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(Expressed in thousands of U.S. dollars)	(Unaudited)		(Unaudited)

Total comprehensive (loss)/income for the period	(1,133)	(2,421)	187	(764)
Interest and finance costs, net	920	831	1,865	1,685
Gain on derivative financial instruments	(265)	(256)	(454)	(300)
Foreign exchange (gains)/losses net,	(19)	16	20	(29)
Depreciation	1,404	2,928	2,809	5,855
Depreciation of drydocking costs	115	161	246	318
Amortization of fair value of time charter attached to vessels	436	454	885	906
Impairment loss	1,031	-	1,031	-
Adjusted EBITDA	2,489	1,713	6,589	7,671

(Expressed in thousands of U.S. Dollars)	As of June 30,	As of December 31,
	2013	2012
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	136,939	140,860
Other non-current assets	126	106
Total non-current assets	137,065	140,966
Cash and bank balances and bank deposits	6,142	11,653
Other current assets	4,074	4,227
Total current assets	10,216	15,880
Vessel classified as held for sale	8,682	8,876
	18,898	24,756
Total assets	155,963	165,722

Total equity	55,328	55,182

Total bank debt net of unamortized debt discount	95,365	105,519
Other liabilities	5,270	5,021
Total liabilities	100,635	110,540
Total equity and liabilities	155,963	165,722

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	3,177	2,658	6,526	6,452
Net cash generated from/(used in) investing activities	(18)	1	(6)	(5)
Net cash used in financing activities	(9,849)	(3,382)	(12,044)	(7,131)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
Ownership days (1)	637	637	1,267	1,274
Available days (2)	609	587	1,239	1,224
Operating days (3)	593	570	1,220	1,203
Bareboat charter days (4)	91	91	181	182
Fleet utilization (5)	97.4%	97.1%	98.5%	98.3%
Average number of vessels (6)	7.0	7.0	7.0	7.0
Daily time charter equivalent (TCE) rate (7)	$8,838	$7,353	$9,712	$11,236
Daily operating expenses (8)	$4,791	$4,249	$4,333	$4,504

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

Revenue	$6,849	$7,660	$14,256	$17,118
Less: Voyage expenses	$1,022	$2,765	$1,498	$2,914
Less: bareboat charter revenue net of commissions	$1,249	$1,248	$2,483	$2,496
Net revenue excluding bareboat charter revenue	$4,578	3,647	$10,275	$11,708
Available days net of bareboat charter days	518	496	1,058	1,042
Daily TCE rate	$8,838	$7,353	$9,712	$11,236

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 DWT and a weighted average age of 6.6 years as of June 30, 2013.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

George Karageorgiou, CEO

karageorgiou@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante